Exhibit 21

SUBSIDIARIES OF

LONGS DRUG STORES CORPORATION

Jurisdiction of Incorporation or Formation

Longs Drug Stores California, Inc.	California

RxAmerica L.L.C.	Delaware

Escalante Solutions, LLC	Delaware

LDG Property Company, Inc.	California

LDG Property Company, LLC	California